EXHIBIT 8.1

[RSSM letterhead]

August 28, 2002

New York Health Care, Inc.
Bio Balance Corp.
c/o Michael Sanders, Esq.

Re:      New York Health Care, Inc. with Bio Balance Corp.

Gentlemen:

We have acted as special tax consultant to Bio Balance Corp., a Delaware corporation ("Bio Balance"), in connection with the proposed merger of that corporation with NYHC Acquisition, Inc., a Delaware corporation ("NYHC") that is a newly-formed subsidiary of New York Health Care, Inc., a New York corporation ("New York Health Care").

In rendering this opinion, we have examined copies of the Stock for Stock exchange Agreement dated the 11th day of October 2001, Amendment No. 1 to Stock for Stock exchange Agreement dated the 13th day of February, 2002, and Amendment No. 2 to Stock for Stock exchange Agreement, dated the 10th day of July 2002 (the "Documents"), and such other instruments, certificates and documents as we have deemed necessary or appropriate for the purpose of rendering this opinion. In such examinations, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies or drafts of documents to be executed, and the legal competence or capacity of persons or entities (who are or will become signatories thereto) to complete the execution of documents. We have further assumed for the purposes of this opinion the due execution and delivery of the Documents by all of the parties thereto, and that the Documents are legal, valid, and enforceable obligations of the parties thereto under the laws of the respective states by which their provisions are governed.

We have further relied upon the following representations of fact:

1. New York Health Care is a corporation duly organized and validly existing in good standing under the laws of the State of New York.

2. NYHC is a corporation duly organized and validly existing in good standing under the laws of the State of Delaware.

3. Bio Balance is a corporation duly organized and validly existing in good standing under the laws of the State of Delaware.

4.   New York Health Care is engaged in an on-going trade or business.

5.   Bio Balance is engaged in an on-going trade or business.

6. NYHC is to be formed by New York Health Care solely for the purpose of acquiring Bio Balance. New York Health Care will own 100% of the outstanding stock of NYHC prior to the transaction described below. NYHC conducted no business or operations prior to the date of the transaction described below.

7. There was no intercorporate debt outstanding between New York Health Care or NYHC and Bio Balance prior to the transaction described below.

8. Pursuant to the Stock for Stock Exchange Agreement, as amended by Amendments number 1 and 2, New York Health Care shall engage in a reverse stock split; thereafter, NYHC shall merge into Bio Balance with Bio Balance as the surviving corporation. Each share of Bio Balance shall be exchangeable for one share of New York Health Care, and New York Health Care shall become owner of all shares of Bio Balance. The transaction is pursuant to valid business reasons.

9. After the proposed merger, at least 90% of the shareholders of Bio Balance will become shareholders of New York Health Care. There is no pre-conceived plan for any of the former Bio Balance shareholders to dispose of the stock of New York Health Care they are to receive in the proposed merger.

10. New York Health Care shall assume all obligations under outstanding warrants or options to purchase shares of common stock of Bio Balance, and such warrants or options shall deemed to constitute an option, warrant or derivative security to acquire New York Health Care stock.

11. Bio Balance shall complete a private placement of its common stock prior to the closing date of the proposed merger, selling a maximum of 3 million shares at a price of not less than $2.00 per share (for an anticipated total of $6 million). The proposed merger shall not occur if less than $5 million has been raised from the private placement. If at least $5 million has been raised, but less than $6 million, then the following conditions shall apply: New York Health Care shall continue the Bio Balance private placement (offering New York Health Care stock instead of Bio Balance stock). This post-closing private placement shall continue until the earlier of raising the balance of the $6 million or 120 days. Bio Balance shall deposit $100,000 in escrow on the closing date, which shall be released to New York Health Care, together with the payment of an additional $100,000 in the event the closing occurs with gross proceeds from the private placement of less than $6 million. Certain shareholders of Bio Balance agree to defer receipt of 3,222,222 New York Health Care shares (the "Contingent Shares") so that all remaining shareholders of Bio Balance will receive one share of New York Health Care common stock for each share of Bio Balance common stock held prior to the closing of the proposed merger. At the end of the post-closing private placement period, New York Health Care shall issue the Contingent Shares if the private placement (both pre- and post-closing) generated $6 million of gross proceeds. If the private placement failed to generate $6 million of gross proceeds, New York Health Care shall not issue the Contingent Shares.

12. The merger of NYHC and Bio Balance will be consummated in compliance with the material terms of the Documents.

13.  Following the merger, Bio Balance will continue its core historic business.

14. Neither NYHC nor New York Health Care have any plan or intention to sell or otherwise dispose of any of Bio Balance's assets received in the proposed merger, except for dispositions made in the ordinary course of business.

Based on and subject to the foregoing, and limited in all respects to matters of federal tax law, we are of the opinion that:

1. The proposed merger between NYHC Acquisition, Inc. and Bio Balance Corp., with Bio Balance Corp. as the surviving entity, qualifies as a reverse triangular merger pursuant to Internal Revenue Code ss.368(a)(1)(A) andss.368(a)(2)(E).

2. Neither New York Health Care, NYHC nor Bio Balance shall recognize any gain or loss on the proposed transaction.

3. The shareholders of New York Health Care, NYHC and Bio Balance shall not recognize any gain or loss due to the receipt by Bio Balance shareholders of New York Health Care stock in exchange for Bio Balance stock, and the substitution of New York Health Care warrants and options for Bio Balance warrants and options.

The opinions set forth above are subject to the following additional qualifications:

1. We are not qualified to practice law in any state. Accordingly, we express no opinion as to the laws of the various states, nor do we express any opinion regarding any federal law other than federal tax law.

2. Our opinions are limited to the matters expressly set forth herein and no opinion is to be implied or inferred beyond the matters expressly so stated.

We understand that the opinions herein set forth may be included in a prospectus or SEC filing to be performed by New York Health Care, Inc. We hereby consent to filing this opinion and the use of our name in the prospectus or other SEC filing as an exhibit.

Very truly yours,

Rosen Seymour Shapss Martin & Company, LLP

By   /s/
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         A member of the firm